SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 10, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	April 9, 2008

TAM Linhas Aereas and Paraguayan TAM Airlines Unify Management Structure

Captain David Barioni Neto, president of TAM, assumes executive management of Asuncion-based company

São Paulo, April 9, 2008 – TAM (Bovespa: TAMM4 and NYSE: TAM) announced the unification of the management structure of the TAM Linhas Aereas and the Paraguayan company Transportes Aereos Mercosur S.A. (TAM Airlines) in order to strengthen the cohesiveness of the companies making up the TAM Group. Captain David Barioni Neto, president of TAM Linhas Aereas, will take over the executive management of TAM Airlines, adding to his responsibilities as the Board of Directors’ chairman of the Paraguayan company. All TAM Airlines operations will now fall under the direct management of the respective vice presidencies of TAM Linhas Aereas. Alberto Fajerman, formerly in charge of the Paraguayan operation, is leaving the company.

TAM Airlines became the new name of TAM Mercosur in March, in keeping with guidelines for brand repositioning aligned with the group's expansion in the international market.

TAM Airlines offers flights from Asuncion to destinations in Argentina (Buenos Aires), Bolivia (Santa Cruz de La Sierra and Cochabamba), Brazil, Chile (Santiago), Paraguay (Ciudad del Este) and Uruguay (Montevideo and Punta del Este). It also provides connections from Cordoba (Argentina) to Brazil via Ciudad del Este. It operates direct flights to Rio de Janeiro and Sao Paulo from Buenos Aires and Asuncion, enabling passengers to make connections to a variety of destinations in South America, Europe and the United States, taking advantage of the extensive aerial network of TAM in Brazil and overseas, as well as code-sharing (sharing of seats) with international carriers. Since September of 2003, the TAM Group has come to acquire 94.98% of the shares of TAM Airlines. The remaining 5.02% are held by the government of Paraguay.

Investor Relations:	Press Agency:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone. (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than four years, and closed March 2008 with a 51.4% market share. The company operates flights to 42 Brazilian destinations. It serves 79 different destinations in the Brazilian market through commercial agreements with regional companies. Among Brazilian airline companies, TAM’s international market share was 68.9% in March. Its international operations include direct flights to 17 destinations: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Cordoba (Argentina), Santiago (Chile), Caracas (Venezuela), Montevideo and Punta del Este (Uruguay), Asuncion and Ciudad del Este (Paraguay), and Santa Cruz de la Sierra and Cochabamba (Bolivia). Additionally, it has code share agreements with international airlines, which allow passengers to travel to another 64 destinations in the United States, South America and Europe. TAM was the first airline company to launch a loyalty program in Brazil; TAM's program currently has 4.5 million members and has redeemed more than 5.2 million tickets in exchange for points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.